Exhibit 99.1

September 20, 2018

The Manager—Listing

BSE Limited

(BSE: 507685)

The Manager—Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of NCLT convened meetings of Equity Shareholders and Unsecured Creditors

Further to our letter dated August 14, 2018, this is to inform that the meetings of Equity shareholders and unsecured creditors convened pursuant to the order of the Hon’ble National Company Law Tribunal were held on September 19, 2018. In that regard, we are submitting the following for your information and records:

1.	Summary of proceedings of the meeting of the Equity shareholders pursuant to regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.	Voting results and Scrutinizer’s report for the meeting of the Equity shareholders pursuant to regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

3.	Scrutinizer’s report for the meeting of the unsecured creditors.

The above documents have been made available on the Company’s website www.wipro.com.

Thanking You,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

End: As Above

WIPRO LIMITED
Date of the NCLT Convened shareholders meeting	19-09-2018
Total number of shareholders on record date	288323
No. of shareholders present in the meeting either in person or through proxy:
Promoters and Promoter Group:	8
Public:	44
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

Resolution No.	1
Resolution required: (Ordinary/Special)	SPECIAL—To approve the scheme of amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited.
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes—To the extent of their shareholdings

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,36,19,97,805	2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—

Public- Institutions	E-Voting	68,36,46,162	58,81,56,346	86.03	58,81,56,346	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		58,81,56,346	86.03	58,81,56,346		100.00	—

Public- Non Institutions	E-Voting	47,83,85,909	8,38,10,564	17.52	8,37,72,318	38,246	99.95	0.05
	Poll		2,91,023	0.06	2,91,023	—	100.00	—
	Postal Ballot (if applicable)		2,11,565	0.04	2,10,504	1,061	99.50	0.50

	Total		8,43,13,152	17.62	8,42,73,845	39,307	99.95	0. 05

	Total	4,52,40,29,876	3,40,03,99,520	75.16	3,40,03,60,213	39,307	100.00	—

NAME: WIPRO LIMITED

SLNO	DESCRIPTION
A	DATE OF THE NCLT CONVENED SHAREHOLDERS MEETING		19-09-2018
B	BOOK CLOSURE DATE/CUT OFF DATE		10-08-2018
C	TOTAL NUMBER OF SHAREHOLDERS ON RECORD DATE		2,88,323
D	NO OF SHAREHOLDERS PRESENT IN THE MEETING EITHER IN PERSON OR THROUGH PROXY		52
	SHAREHOLDERS	PRESENT IN PERSON	PRESENT THROUGH PROXY	TOTAL	SHARES	% TO CAPITAL
	PROMOTER AND	1	7	8	2,72,79,30,022	60.30
	PROMOTER GROUP ()
	PUBLIC	42	2	44	10,19,63,214	2.25

	TOTAL	43	9	52	2,82,98,93,236	62.55

E	No. of shareholders attended the meeting through Video conferencing -N A

SUMMARY OF PROCEEDINGS OF THE MEETING OF EQUITY SHAREHOLDERS OF WIPRO LIMITED CONVENED PURSUANT TO THE ORDER OF THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, BENGALURU BENCH

The meeting of Equity Shareholders of Wipro Limited convened pursuant to the order of the Hon’ble National Company Law Tribunal (“NCLT”), Bengaluru Bench dated August 10, 2018 was held on Wednesday, September 19, 2018 at 10.00 AM at Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

The following were in attendance:

1.	Mr. B C Prabhakar	Chairman of the Meeting

2.	Mr. Jatin P Dalal	Chief Financial Officer

3.	Mr. M Sanaulla Khan	Company Secretary

4.	Mr. V. Sreedharan	Scrutinizer, V Sreedharan & Associates

Members Present:

1) In Person—43

2) By Proxy—9

Mr. B C Prabhakar, who was appointed as the Chairman of the meeting pursuant to the order of Hon’ble NCLT, Bengaluru Bench dated August 10, 2018, took the chair. With the requisite quorum being present, the Chairman called the meeting to order and conducted the proceedings of the Meeting.

The Chairman briefed the Members about the background of the agenda of the meeting and informed that the meeting is being held to consider the scheme of amalgamation for merger of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited under Sections 230 to 232 read with Section 234 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder. The Chairman also briefly explained rationale of the scheme of amalgamation.

The Chairman informed that the Hon’ble NCLT has appointed Mr. V Sreedharan, Practising Company Secretary and Partner of V Sreedharan & Associates, as the Scrutinizer for the meeting.

The Chairman informed the Members that pursuant to the provisions of Companies Act, 2013 and order of the Hon’ble NCLT, all Members had been provided the facility to vote by remote e-voting or Postal Ballot. He further mentioned that those Members who could not vote by remote e-voting or through postal ballot may cast their vote by way of poll through the physical poll paper made available at the venue of the meeting. With the permission of the members, the Chairman considered the notice of the meeting as read.

Subsequently, queries raised by the members were addressed.

The following item of business as per the notice of the meeting was transacted-

1.

To approve the scheme of amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited.

The Chairman requested the Members to vote on the resolution by way of poll through the physical poll paper made available at the meeting. Thereafter, the Chairman thanked the Members for participating in the meeting and informed that combined results of e-voting, postal ballot and voting at the meeting will be announced and displayed on the website of the Company and will also be submitted to the stock exchanges as per the requirements under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Subsequently, the scrutinizers’ report was received and accordingly the resolution as set out in the notice was declared as approved with requisite majority.

For Wipro Limited

M Sanaulla Khan

Company Secretary

September 20, 2018

V SREEDHARAN AND ASSOCIATES Company Secretaries No. 32/33, 1st and 2nd Floor, GNR Complex, 8th Cross, Wilson Garden, Bengaluru 560 027 +91 80 222 90 394 compliance@sreedharancs.com

Report of Scrutinizer - Consolidated

To,

Mr. B.C. Prabhakar,

Chairman appointed by the Hon’ble National Company Law Tribunal, Bengaluru Bench (NCLT), for the Meeting of the Equity Shareholders of Wipro Limited pursuant to Company Application CA(CAA) NO. 30/BB/18.

Dear Sir,

Sub: Consolidated Report of Scrutinizer on the results of Voting by way of Postal Ballot, Remote E-voting and voting at the venue, in pursuance of directions issued by the Bengaluru Bench of Hon’ble National Company Law Tribunal (NCLT)

I, V. Sreedharan, Practicing Company Secretary and Partner of V. Sreedharan & Associates, Company Secretaries had been appointed as the Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, as amended by Companies (Management and Administration) Amendment Rules, 2015 to conduct the remote e-voting process and to scrutinize the Postal Ballot forms received from the Shareholders in respect of the resolution mentioned in the Notice dated August 10, 2018 convening the meeting of Equity Shareholders of the Company.

The Hon’ble NCLT, Bengaluru Bench vide its Order dated August 10, 2018 appointed me as Scrutinizer to scrutinize the voting process at the Hon’ble NCLT convened meeting of Equity Shareholders of Wipro Limited held on Wednesday, September 19, 2018 at 10.00 A.M. at Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035.

Notices were issued to the Shareholders whose names appeared in the Register of Members as at the close of business hours as on Friday, August 10, 2018, and voting rights were reckoned as on the close of business hours of Friday, August 10, 2018, being the cut-off date for the purpose of deciding the entitlement of members to vote.

In terms of Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and pursuant to Section 108 and 110 of the Companies Act, 2013 read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 and as per directions issued by Hon’ble NCLT, the Company had provided Remote E voting facility through Karvy Computershare Private Limited and also the facility to vote by way of Postal Ballot, before the NCLT Convened Meeting. The Company had also provided voting by way of poll (Ballot Papers) at the venue of the NCLT Convened Meeting.

Remote E-Voting and Voting by way of Postal Ballot, to facilitate voting by the Equity Shareholders of the Company as at cut-off date as on business hours of August 10, 2018, commenced on August 20, 2018 (9.00 a.m.) and ended on September 18, 2018 (5.00 p.m.)

Additionally, the Equity shareholders of the Company as at the cut-off date of August 10, 2018, who had not voted either by way of remote e-voting or Postal Ballot earlier were allowed to vote by way of poll (Ballot Papers) at the NCLT Convened Meeting.

Pursuant to the provisions of the Companies Act, 2013, I unblocked the remote e-voting results on the Karvy e-voting platform on September 18, 2018 at 5.07 p.m. in the presence of Mr. Pradeep B. Kulkarni and Ms. Devika Satyanarayana, who are not in the employment of the Company.

Particulars of all the Postal Ballot forms received from the shareholders have been entered in a register separately maintained for the purpose.

We have relied on the information provided by M/s Karvy Computershare Private Limited, the Registrar and Share transfer Agent (RTA) of the Company with regard to details regarding number of shares held and verification of specimen signatures of Shareholders.

As per the Order of the NCLT dated August 10, 2018, the quorum for the NCLT convened meeting of the Equity Shareholder is 30 (Thirty)

The total number of members present in person and by proxy at the NCLT convened meeting of the shareholders of Wipro Limited were 56 (Fifty-Six) and the details of members present in person and by proxy and the equity shares held by them are given below:

SI. No.	Category of Shareholder present in person or by proxy	In Numbers	Numbers of Equity shares held (of Rs. 2/- each)
1	In person	43	14,33,435
2	By Proxy	9	282,84,59,801

	Total	52	282,98,93,236

After the announcement was made by the Chairman appointed for the meeting, members and proxies present at the NCLT Convened Meeting (other than those who have voted by remote e-voting or by postal ballot) voted by poll (Ballot Papers) facility provided at the venue of the meeting.

We hereby submit our Consolidated Report as under:

A. Details of Votes Cast (by way of Remote E-voting, Postal Ballot and Poll (Ballot Papers)) with respect to the Resolution proposed in the Notice dated August 10, 2018.

Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 230 to 232 read with Section 234 and other applicable provisions, if any, of the Companies Act, 2013, rules, circulars, notifications, if any, made thereunder (including any statutory modification(s) or re-enactment thereof for the time being in force), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other applicable provisions of the regulations and guidelines issued by the Securities and Exchange Board of India (SEBI) and Reserve Bank of India (RBI) from time to time, and the applicable provisions of the

Memorandum and Articles of Association of the Company and subject to the approval of the Hon’ble National Company Law Tribunal, Bengaluru Bench and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Hon’ble National Company Law Tribunal, Bengaluru Bench or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the (“Board”), which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any person(s) authorized by the Board to exercise its powers including the powers conferred by this resolution), the Scheme of Amalgamation for merger of the businesses of the industrial undertakings of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited (“Scheme’), be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the amalgamation/merger embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Hon’ble National Company Law Tribunal, Bengaluru Bench or such other regulatory/statutory authorities while sanctioning the amalgamation/merger embodied in the Scheme or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme or for any other such reason, as the Board may deem fit and proper.”

Particulars		No. of Members	No. of Equity Shares
Votes Cast by way of Remote E-voting		1,328	343,87,28,951
Less: “Less Votes Cast” Cases and “Abstained” Cases in Remote E-voting		13	3,88,32,019

Net Votes Cast by way of Remote E-Voting	A	*1,315	339,98,96,932

Votes Cast by way of Postal Ballot	B	813	2,44,073

Votes Cast by way of Poll (Ballot Papers) at the Meeting	C	35	2,95,387

Total Votes Cast (A+B+C)	D	2,163	340,04,36,392

Less: Rejection of Votes cast by way of Remote E-Voting	E	NIL	NIL
Less: Rejection of Votes cast by way of Postal Ballot	F	50	32,508
Less: Rejection of Votes cast by Poll (Ballot Papers) at the Meeting	G	3	4,364

Total Rejections(E+F+G)	H	53	36,872

Valid votes cast by way of Remote E-Voting	A-E	*1,315	339,98,96,932
Valid votes cast by way of Postal ballot	B-F	763	2,11,565
Valid Votes cast by Poll (Ballot Papers) at the Meeting	C-G	32	2,91,023

Total Valid Votes	D-H	2,110	340,03,99,520

B. Reasons for Rejections

Particulars	No. of Members	No. of Shares
Rejection of Votes Cast by way of Remote E-Voting	NIL	NIL
Rejection of Votes cast by Postal Ballot	50	32,508
(i) Not Notarised and Apostilised	2	268
(ii) Not Signed	2	244
(iii) Not Voted	1	74
(iv) POA is not Legible	31	5,017
(v) Mutilated	9	26,262
(vi) Voted in Electronic Mode	5	643

Rejection of Votes cast by Poll (Ballot Papers) at the meeting	3	4,364
(i) Signature Mismatch	2	4,264
(ii) Voted in Electronic Mode	1	100
Total Rejections	53	36,872

C. Total Number of votes in favour and / or against the Resolution:

Particulars	Remote E-voting Number of		Postal Ballot Number of		Voting by Poll (Ballot Paper) at the meeting Number of		Total Number of
	Members	Equity Shares	Members	Equity Shares	Members	Equity Shares	Members	Equity Shares
Total Valid Votes	*1,315	339,98,96,932	763	2,11,565	32	2,91,023	*2,110	340,03,99,520
Total Votes cast in favor of the Resolution	1,299	339,98,58,686	749	2,10,504	32	2,91,023	2,080	340,03,60,213
Total Votes cast against the Resolution	20	38,246	14	1,061	NIL	NIL	34	39,307
Percentage (%) of Votes cast in favor	98.78	99.99	98.16	99.50	100	100	98.58	99.99
Percentage (%) of Votes cast against	1.22	0.01	1.84	0.50	NIL	NIL	1.42	0.01

*	1,315 members includes 4 Shareholders who have voted both in favour and against the resolution in Remote E-voting.

The compliance with the relevant provisions of the Companies Act, 2013, the Rules there under and the order of the Hon’ble NCLT dated August 10, 2018, in relation to voting in person / through Postal Ballot or Remote E-Voting or by proxy or by authorized representative at the NCLT convened Meeting on the proposed resolution is the responsibility of the management. My responsibility as a scrutinizer is to ensure that the voting process in all modes are conducted in a fair and transparent manner and render scrutinizer’s report, based on reports generated from the electronic voting platform provided by Karvy Computershare Private Limited, the physical counting of votes by way of Postal Ballots and Poll (Ballot Paper) facility provided at the meeting.

Place : Bengaluru Date: September 19, 2018

V SREEDHARAN AND ASSOCIATES Company Secretaries No. 32/33, 1st and 2nd Floor, GNR Complex, 8th Cross, Wilson Garden, Bengaluru 560 027 +91 80 222 90 394 compliance@sreedharancs.com

Report of Scrutinizer - Consolidated

To,

Mr. B.C.Prabhakar

Chairman appointed by the Hon’ble National Company Law Tribunal, Bengaluru Bench (NCLT), for the Meeting of the Unsecured Creditors of Wipro Limited pursuant to Company Application CA(CAA) NO. 30/BB/18.

Dear Sir,

Sub: Report of Scrutinizer on the results of Voting by way of voting at the venue, in pursuance of directions issued by the Bengaluru Bench of Hon’ble National Company Law Tribunal (NCLT)

The Hon’ble National Company Law Tribunal, Bengaluru Bench vide its Order dated August 10, 2018 appointed me as Scrutinizer for the meeting of the Unsecured Creditors to scrutinize the voting process at the Hon’ble NCLT Convened Meeting of the Unsecured Creditors of Wipro Limited held on Wednesday, September 19, 2018 at 12.00 Noon at Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035.

Notices were issued to the Unsecured Creditors whose names appeared in the List of Unsecured Creditors as on April 30, 2018.

The Unsecured Creditors of the Company as on the cut-off date of April 30, 2018 were allowed to vote by way of poll (Ballot Paper) at the NCLT Convened Meeting.

As per the Order of the NCLT dated August 10, 2018, the quorum for the NCLT convened meeting of the Unsecured Creditors is Five Hundred or such number constituting 51% in value whichever is lower.

The total number of unsecured creditors present at the NCLT convened meeting of the Unsecured Creditors of Wipro Limited were 105 (One hundred and five) and the details of Unsecured Creditors present in person and by proxy or by their Authorised Representatives and the amount due to them are given below:

Sr. No.	Category of Unsecured creditors present in person or in proxy	In Numbers	Amount due to them as On April 30, 2018 (Rs)
1	In person	1	23,236.00
2	By Proxy/Authorised Representatives	104	948,69,22,834.84

	Total	105	948,69,46,070.84

1

After the announcement was made by the Chairman appointed for the meeting, the Unsecured Creditors (present in person or by proxy or through Authorised Representative) voted by Poll (Ballot Paper) provided by the Company.

We hereby submit our Report as under:

Details of Votes Cast (by way of Poll/Ballot Paper) at the Hon’ble NCLT Convened Meeting with respect to the Resolution proposed in the Notice dated August 10, 2018.

Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 230 to 232 read with Section 234 and other applicable provisions, if any, of the Companies Act, 2013, rules, circulars, notifications, if any, made thereunder (including any statutory modification(s) or re-enactment thereof for the time being in force), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other applicable provisions of the regulations and guidelines issued by the Securities and Exchange Board of India (SEBI) and Reserve Bank of India (RBI) from time to time, and the applicable provisions of the Memorandum and Articles of Association of the Company and subject to the approval of the Hon’ble National Company Law Tribunal, Bengaluru Bench and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Hon’ble National Company Law Tribunal, Bengaluru Bench or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the (“Board”), which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any person(s) authorized by the Board to exercise its powers including the powers conferred by this resolution), the Scheme of Amalgamation for merger of the businesses of the industrial undertakings of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited (“Scheme’), be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the amalgamation/merger embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Hon’ble National Company Law Tribunal, Bengaluru Bench or such other regulatory/statutory authorities while sanctioning the amalgamation/merger embodied in the Scheme or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme or for any other such reason, as the Board may deem fit and proper.”

2

a) Votes in favour of the Resolution

No. of Unsecured Creditors present and voting (in person or by proxy or by authorized representative)	Value of votes cast by Unsecured Creditors (Rs.)	% of value of total votes cast
105	948,69,46,070.84	100

b) Votes against the Resolution

No. of Unsecured Creditors present and voting (in person or by proxy or by authorized representative)	Value of votes cast by Unsecured Creditors (Rs.)	% of value of total votes cast
NIL	NIL	NIL

c) Invalid Votes

No. of Unsecured Creditors present and voting (in person or by proxy or by authorized representative)	Value of votes cast by Unsecured Creditors (Rs.)	% of value of total votes cast
NIL	NIL	NIL

The Compliance with the relevant provisions of the Companies Act, 2013, Rules there under and the Order of the NCLT dated August 10, 2018, in relation to voting in person or by proxy or by authorized representative at the NCLT convened Meeting on the proposed resolution is the responsibility of the management. My responsibility as a scrutinizer is to ensure that the voting process is conducted in a fair and transparent manner and render the scrutinizer’s report, based on information provided by the management of the Wipro Limited.

Place: Bengaluru

Date: September 19, 2018

3